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Tony Malz, CFA · 2nd

Founder & CEO of Sizigi | Building the Best Digital Platform for Job Seekers | Join Sizigi

San Diego, California, United States · 500+ connections ·
Contact info

Sizigi

San Diego State University

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Sizigi | Finance Executive
Sizigi

My Finance Executive Pitch on Sizigi

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Experience

Founder & CEO
Sizigi · Full-time
Sep 2019 – Present · 1 yr 6 mos

+3

Advisor
Fenris Digital
Mar 2019 – Aug 2019 · 6 mos

Fundraising, Investor Relations, Financial Planning & Analysis, Deal/Contract Review, Pricing/Packaging and Revenue Recognition

Vice President, FP&A
FICO ®
Jun 2010 – Feb 2019 · 8 yrs 9 mos

Top 10 performing stock in the 2010s

Key strategic responsibilities included optimizing investment across the greatest market opportunities and aligning development, distribution and delivery, while core finance   ...see more

Revenue Recognition Leader
Intuit
Jan 2009 – Jun 2010 · 1 yr 6 mos

Managed the revenue recognition, financial forecasting, strategic planning, product pricing and marketing offers for the Turbo Tax, Quicken/Mint, and Accounting Professional business units with a combined $1.5 billion in annual revenue during the transition from Desktop to Cloud.

FP&A Sr. Manager
Fair Isaac
Feb 2004 – Jan 2009 · 5 yrs

Managed eight business units with a combined $225 million in annual revenue and $170 million in annual bookings.

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Education

San Diego State University
Bachelor of Science - BS, Finance
1997 – 2000

San Diego State University
Master of Science - MS, Finance
2001 – 2002

Licenses & certifications

Chartered Financial Analyst
CFA Institute
Issued Jun 2004 · No Expiration Date

Monte Carlo Simulation & Real Option Analysis
Decisioneering Inc
Issued Jan 2003 · No Expiration Date

Skills & endorsements

Forecasting · 99+

Endorsed by **Lauren Hotz** and 1 other who is highly   Endorsed by 2 of Tony's colleagues at Sizigi



skilled at this

Endorsed by 2 of Tony's colleagues at Sizigi

Analytics · 88

Endorsed by **Frank McKenna and 3 others who are highly skilled at this**

Endorsed by **3 of Tony's colleagues at Sizigi**

Financial Reporting · 80

Endorsed by **Clint Mobley, CSSGB, ECBA, ITIL-4, CSM and 1 other who is highly skilled at this**

Endorsed by **2 of Tony's colleagues at Sizigi**

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Recommendations

Received (7) Given (18)

Ron Elgin
Client Sales - Partner
May 17, 2019, Ron worked with Tony in different groups

I had the privilege of working with Paul and his team over the past few years in a variety of situations. Paul is the consummate Finance professional in that he's highly knowledgeable, highly skilled, supportive and client focused. But Paul not only brings the finance expertise with him, he also brings his extraordi... See more



Chris Ivey
Vice President at FICO
March 8, 2019, Chris worked with Tony in different groups

I have had the pleasure to work with Paul for many years through a number of our mutual career changes and he has always been a trusted colleague. He has a team approach, digs his hands in to find the best solution for everyone and a has a very smart approach to crafting deals. Paul is an extremely well-r... See more

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